Exhibit 2.6

CERTIFICATE OF AMENDMENT OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
POGOTEC, INC.
a Delaware corporation

POGOTEC, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware DOES HEREBY CERTIFY:

ONE: That the undersigned is the duly elected and acting President and Chief Executive Officer of said corporation.

TWO: That Article IV of the Company's Amended and Restated Certificate of Incorporation shall be amended and restated to read in full as follows:

Article IV.

1. The corporation shall have authority to issue 15,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of Preferred Stock, $0.0001 par value per share, (i) 1,200,000 of which shall be designated “Series A Preferred Stock”, (ii) 1,300,000 of which shall be designated “Series A-1 Preferred Stock”, and (iii) 1,350,000 of which shall be designated “Series B Preferred Stock”). The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

2. Effective immediately upon the filing of this Certificate of Amendment (the “Effective Time”) all outstanding shares of Common Stock and Preferred Stock of the corporation shall be reverse split, or consolidated, on a 1-for-2 basis, and stockholders shall receive one share of the corporation’s post-split Common Stock or Preferred Stock, as applicable, for each two shares of Common Stock or Preferred Stock, as applicable, held by them prior to the Effective Time on a certificate-bycertificate basis (the “Reverse Stock Split”). The Reverse Stock Split shall occur without any further action on the part of the corporation or the stockholders and whether or not certificates representing such holder’s shares of capital stock prior to the Reverse Stock Split are surrendered for cancellation. No fractional shares shall be issued in connection with the Reverse Stock Split and the number of shares of capital stock issuable upon the Reverse Stock Split shall be rounded up to the nearest whole share on a certificate-by-certificate basis. The total number of shares of stock that the Corporation shall have authority to issue is set forth above after giving effect to the Reverse Stock Split.

THREE: The foregoing amendments were duly adopted in accordance with Sections 141, 228, and 242 the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, POGOTEC, INC. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on January 22, 2018.

/s/ Brendan Sheil
Brendan Sheil,
President & Chief Executive Officer